November 7, 2008

Mail Stop 6010

Dr. Larry Hsu, Ph.D.
President and CEO
Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

Re: Impax Laboratories, Inc.
Registration Statement on Form 10-12G, filed October 10, 2008
File No. 0-27354

Dear Dr. Hsu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G

General

1. Please note that the Form 10 goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1). If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and file a new Form 10 including changes responsive to our comments. Additionally,

please note that the effectiveness of your Form 10 will commence your periodic reporting obligations.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. The footnotes to your exhibit index indicate that several documents listed as exhibits will be filed by amendment. Please file as promptly as possible all required exhibits, as we will need time to review all new disclosures, including all the exhibits. We may have further comments upon examination of the exhibits.

4. We understand that the Company expects to make a request for confidential treatment with respect to several of the exhibits. To help us process these in a timely fashion, please submit any requests for confidential treatment as soon as practicable in accordance with Staff Legal Bulletin No. 1 (and addendum 1A), which can be found at http://www.sec.gov/interps/legal.shtml.

Explanatory Note, page 1

5. Please expand this Explanatory Note to provide a concise discussion of the events that led to the Commission's May 2008 revocation of your Section 12(g) registration. This discussion should include: the basis of the accounting issues that led to your failure to file quarterly and annual reports since 2004; the administrative proceedings that followed; and the Company's efforts since then to complete the audit of its financial statements and resume its status as a reporting company.

Recent Developments, page 1

6. Please provide additional disclosure that addresses the recent departure of David Droll, the Company's Executive Vice President of Commercial Operations and the separation agreement with Mr. Droll under which he resigned his position.

7. We are aware of recent news reports that concern a number of consumer complaints regarding the Company's generic form of Wellbutrin, which is produced by Impax and distributed by Teva Pharmaceuticals. We understand that the FDA, which approved the generic form in December 2006, may decide to re-evaluate the drug as a result of consumer complaints about the efficacy of the 300 mg dose. Supplementally, please advise of us of the facts at issue, the potential consequences of the FDA conducting a new trial and, if material, disclose this matter in both the "Recent Developments" and "Risk Factors" section of the Form 10.

Item 1. Business, page 2

8. You state that your business strategy in the generic pharmaceuticals market is to develop generic products that "reproduce the brand-name product's physiological characteristics but not infringe any valid patents relating to the brand-name product." Please revise your disclosure to provide a clear and concise explanation of how your technology and formulation expertise accomplishes this. It appears from the disclosure in the Form 10 and the discussion of your products on the Company's website that this product differentiation is primarily accomplished through your proprietary drug delivery systems, but this is not entirely clear. Please clarify.

9. Please revise your disclosure to include a more detailed discussion of your proprietary controlled-release delivery technologies. For example, we note the discussion that appears on the Company's website at http://www.impaxlabs.com/proptech.php.

10. With respect to your summary of the Company's pharmaceutical product activities to date (on page 3), you state that Impax has *46* ANDAs approved by the FDA, *19* applications pending and *50* products in various stages of development for which applications have not yet been filed. On page 4, however, you state that *38* ANDAs have been approved by the FDA (yet the list appears to include only *36* ANDAs), and in the Company's press release from October 10, 2008 announcing the filing of the Form 10, you state that the Company has *76* products pending FDA review or under development. Please revise the Form 10 to ensure that the document is internally consistent with respect to the number of products approved, tentatively approved, pending or under development, as well as accurate and consistent with the Company's other public disclosures.

11. Please provide a list of the products for which there are 19 ANDA applications pending at the FDA, similar to the list of your approved ANDAs.

12. Please revise your disclosure to clarify the meaning of "tentative" approval by the FDA.

13. We note your statement on page 3 that you have not independently verified information provided by Wolters Kluwer Health and that you reference to this information does not imply endorsement of such information. Please delete this statement. It is not appropriate to disclaim liability for statements included in your registration statement. Additionally, please revise to clarify whether you engaged this third party for purposes of providing this information and, if so, the nature of the engagement. If you did, then also file Wolters Kluwer Health's consent as an exhibit to the filing.

Our Products, page 4

Generic Pharmaceuticals, page 4

14. We note that the table of the Company's generic pharmaceuticals that have been approved by the FDA includes a column estimating the size of the domestic market for these drugs. If you wish to include this information, please add an additional column that shows the Company's annual revenue associated with each of these products for prior periods.

Brand-Name Pharmaceuticals, page 5

15. Please clarify the meaning of "off-patent" drug substances.

16. Please revise to make clear that the Company has thus far not commercialized any products in its brand-name segment and describe the extent of all clinical studies currently being undertaken, as well as the total number of INDs and NDAs filed with the FDA for products under development. If the Phase III clinical study of the product intended to treat spasticity and the IND for another CNS product described in the Form 10 are the only such milestones that have thus far been reached in the Company's brand-name program, please make this clear as well.

Competition, page 6

17. With respect to the generic pharmaceutical market, you state that competition "is sometimes limited to those competitors who possess the appropriate drug delivery technology." Please identify by name any competitors of whom you are aware that compete, or by virtue of their technology, could potentially compete, with Impax for a share of the generic markets you target.

Sales and Marketing, page 6

18. We note your list of the Company's top five customers by percentage of gross sales. Please disclose the names of these customers and their relationship, if any, with Impax to the extent that aggregate sales to the customer are greater than 10% of the Company's consolidated revenues and the loss of such customer would have a material adverse effect on Impax. Refer to Item 101(c)(iv) of Regulation S-K. Additionally, if you have agreements with any of these parties, please file the agreements as exhibits or explain why you believe you are not substantially dependent on them.

Rx Partner and OTC Alliance Agreements, page 7

19. In your discussion of each agreement, please briefly indicate the portion of the Company's revenues that were attributable to the respective agreement in prior fiscal periods, in terms of total dollars and on a percentage basis.

20. You state that your reference to OTC Partners refers to your agreements with Wyeth, Schering-Plough and others. However, on page 8 you state that you have five OTC alliance agreements but that three have been terminated. Please revise to clarify here that there are no others and that your OTC Partners refers to your agreements with Wyeth and Schering-Plough. Additionally, revise page 8 to state that you have two alliance agreements, rather than five.

Teva Agreement, page 7

21. We note your statement on page 8 that "other significant provisions" of the Teva Agreement are discussed in detail in 'Item 15.Financial Statements and Exhibits – Note 13 to Consolidated Financial Statements.'" If you believe that there are significant terms of the Teva Agreement that appear in the notes to the financial statements but are not also discussed in the Business section of the Form 10, please revise this section accordingly.

22. Please clarify the current status of the Teva Agreement and the remaining contractual terms for which the parties are still obligated.

DAVA Agreement, page 8

23. You state that because of the May 2007 settlement with the patent holder of OxyContin, distribution of your generic version of OxyContin terminated in early 2008 "for the foreseeable future." Please clarify under what circumstances sales of the generic would resume. Furthermore, if the loss of revenue derived from sales of this product may have a material adverse effect on Impax, please specify the associated revenues involved.

24. Has your agreement with DAVA been terminated? If not and to the extent they are potentially material to your company, describe the material terms of the agreement.

OTC Partners' Alliance Agreements, page 8

25. For each of these agreements, quantify the amount of each upfront payment, the aggregate potential milestone payments, the payments made/received to date and discussion the term and termination provisions. Provide additional information about the royalty provisions. For example, are the royalty rates in the low single digits, between 10% to 20%, etc. Additionally, explain how your agreement with Wyeth is "semi-exclusive."

Promotional Services Agreements, page 9

26. We note that you intend to file this agreement as an exhibit. Please also describe the material terms of the agreement and explain how significant this service is to your company and your revenues.

Manufacturing, page 10

27. To the extent known, please disclose how long before the Company expects the Hayward, California manufacturing facility to reach full production capacity if the facility in Taiwan does not become operational.

Raw Materials, page 10

28. Please disclose the raw materials that the Company requires that are available from only a limited number of suppliers; the relative importance of these materials to the Company's operations; whether the Company has long-term agreements with these suppliers; and whether there have been any previous delays or scarcity of materials that may have had a material effect on the Company's operations.

Risk Factors, page 14

29. Please include a risk factor discussing your failure to file periodic reports and the revocation of your registration. The discussion should address the consequences of being de-registered, including the effect on liquidity.

Risks Related to Our Business, page 14

We have experienced operating losses and negative cash flow…, page 14

30. To give some context to this risk factor, please include in this discussion your operating losses for the fiscal years 2006 and 2005 and your net income from operations for the fiscal year ended 2007 and the first six months of 2008.

If we are unable to continue to obtain financing…, page 14

31. Please incorporate into this discussion the rate at which you are consuming cash to fund your operations and your expectation as to how this level of spending will increase in the future.

32. To the extent practicable, please disclose your best estimate of the amount of additional funds you will need during the next two years to operate your business and fulfill your business objectives.

Any delays or unanticipated expenses in connection with …our Taiwan facility…, page 15

33. Please revise your disclosure to disclose the expected completion of your Taiwan facility and when it s expected to be fully operational. If you have experienced delays increases in estimated expenses or other setbacks, please revise to describe these situations.

34. In addition, please elaborate on the risks to the Company of incurring unanticipated delays in the site's construction. In other words, you should explain why failure to complete the project in accordance with the Company's established timeline poses the risk of a material adverse effect on the Company's results of operations liquidity and financial condition.

We face intense competition…, page 17

35. As with your earlier discussion of competition in the Business section, please identify by name any competitors of whom you are aware that compete, or by virtue of their technology, could potentially compete, with Impax for a share of the generic markets you target.

36. If the Company is aware of parties who have been granted market exclusivity rights by the FDA with respect to pharmaceuticals that would compete with the Company's products, and this could materially adverse affect the Company, please disclose this information.

Our inexperience in conducting clinical trials…, page 19

37. This risk factor, as currently written, appears to covers two separate risks:

(1) the Company's limited experience in conducting and supervising clinical trials, and

(2) the risks inherent in the clinical trial process itself.

Please revise your disclosure to separate each of the two risk factors into two appropriately titled risk factors.

38. We note your statement that you have in the past suffered significant setbacks in clinical trials. Please elaborate on the matter or matters to which you are alluding.

<u>We are routinely subject to patent litigation that can delay or prevent our commercialization of products…., page 21</u>

39. Given the relatively high level of the Company's involvement in litigation over intellectual property rights, please move this risk factor near the beginning of the Risk Factors section so that it is more prominently displayed relative to other risks discussed.

40. Please include in your discussion of patent litigation a concise summary of current litigation, which should address the products involved, any significant costs expended, the status of the litigation and the potential liability should the matter be decided against the company. The summary need not be an exhaustive recitation of the information provided in the more detailed "Legal Proceedings" section, but should at a minimum put into context the risks faced by the Company and help make them more concrete for the reader.

<u>A substantial portion of our total revenues is derived from sales to a limited number of customers, page 21</u>

41. Please disaggregate the percentage of revenue attributable to your five major customers and instead present the revenue derived from each of these customers individually.

42. In addition, for each of these customers, please disclose whether the Company has long-term and/or written contractual arrangements with the customer and indicate which products are sold via the customer relationship.

<u>We are dependent on a small number of suppliers for our raw materials, page 21</u>

43. As with your earlier discussion of raw materials in the Business section, please identify essential raw materials that are available from only a limited number of suppliers; the relative importance of these materials to the Company's operations; whether the Company has long-term agreements with these suppliers; and whether there have been any previous delays or scarcity of materials that may have had a material effect on the Company's operations. If you have a sole-source supplier for an essential or scarce raw material, please identify the supplier. To the extent you have any supply agreements with these parties, please file them as exhibit and describe the material terms in an appropriate location in your filing. Alternatively, tell us whey you believe you are not substantially dependent on the agreements.

<u>We depend on qualified scientific and technical employees, page 22</u>

44. Please disclose the extent to which your key personnel are covered by employment contracts and whether key people have recently departed, are planning to leave, retire or are nearing retirement age. Also disclose any key employee insurance policies that you carry.

45. In the context of this risk factor, please address the effect to the Company, if any, of the recent death of Dr. Charles Hsiao, Ph.D., the Chairman and former Co-CEO. We note that Dr. Hsiao had most recently been in charge of exploratory research activities.

We depend on our intellectual property…, page 24

46. Please update your risk factor to state the number of patents you have filed and the number of patents you have licensed, how many of those were granted, and how many of those are still pending.

We are subject to potential product liability claims that can result in substantial litigation costs and liability, page 25

47. Please disclose the limitations of your insurance.

If we fail to maintain an effective system of internal control over financial reporting, page 25

48. Please relocate this discussion to the beginning of the "Risk Factors" section, given the significance of these financial reporting issues to the Company in recent years. Please also discuss the likelihood that similar accounting problems that led to the Company's reporting delinquency will recur.

49. In addition to the risks of inaccuracy and fraud, please revise the caption of this risk factor as well as the body so that it incorporates the risk that poor controls may result in the inability to timely file reports and the loss of reporting status.

Our revenues and operating income could fluctuate significantly, page 26

50. Please provide, as an example of your susceptibility to significant fluctuations in revenue and operating income, the effect on your operations of the introduction, and subsequent termination, of your generic version of OxyContin. Please describe the reasons for the large increase and subsequent decrease in operating income associated with this product and specify the effect on income.

Because of the location of our manufacturing and research and development facilities…, page 27

51. Please disclose whether the Company carries insurance against this risk.

Terrorist attacks and other acts of violence or war may adversely affect our business, page 26

52. Please revise this discussion to identify the facts and circumstances that would make your company and its operations more susceptible to acts of terrorism and violence than any other company.

We are a defendant in securities litigation that exposes us to liability…, page 27

53. Please revise to disclose the status of this litigation, the level of insurance coverage for liability arising out of these claims, and provide an approximation of the Company's potential liability to the plaintiffs.

Risks Related to Our Stock, page 28

We do not pay dividends on our common stock…, page 30

54. Since you do not intend to declare dividends, please disclose that any gains on investment will need to come through an increase in the stock price, which may or may not occur.

Management's Discussion & Analysis of Financial Condition and Results of Operations, page 32

55. Throughout the MD&A, when discussing the Company's patent litigation expenses, please revise to disclose not only the incremental year-over-year increase or decrease, but also provide the absolute dollar amounts incurred in the respective periods. For example, in addition to noting that patent litigation expenses were down by $3.4 million for the six months ended June 30, 2008 as compared to the same period in 2007, you should also disclose the total amount of money expended for patent litigation costs in each period.

Critical Accounting Estimates, page 33

56. Please expand your disclosure to include the significant assumptions used to estimate expenses incurred under third-party collaborative research and development agreements. Disclose the amount of your accrual for such expenses, if material. Disclose any adjustments to these accruals based on any changes in assumptions reflected in your current accrual or explicitly state that no material adjustments have been made, if true.

Revenue Recognition, page 33

57. Please add a robust discussion on your Revenue Recognition estimates.

Rebates, Returns, Chargebacks, Shelf-Stock Adjustments, Medicaid, page 33

58. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. As such, please revise your disclosure to include the following:

   a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

   b) The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

   c) To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

   d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

   e) A roll forward of the liability for each estimate for each period presented showing the following:
   - Beginning balance,
   - Current provision related to sales made in current period,
   - Current provision related to sales made in prior periods,
   - Actual returns or credits in current period related to sales made in current period,
   - Actual returns or credits in current period related to sales made in prior periods, and
   - Ending balance.

   f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Presentation of Non-GAAP Financial Data, page 34

59. We note your discussion and presentation of the non-GAAP financial measure in the Results of Operations section relating to deferred revenue. It does not appear that you adequately disclose the substantive ways that management uses this measure nor how the measure provides useful information to investors regarding the Registrant's financial condition and results of operations. Please refer to Questions 8 and 9 of *"Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures"* on our website www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm which supply additional substantive disclosures that are necessary to justify inclusion of non-GAAP measures in an SEC filing. Please expand your disclosure to provide a more compelling argument as to why this is appropriate, or delete the non-GAAP financial measure from your filing.

   a) Specifically describe how management uses this measure to analyze its business; such as use of it in monthly financial reporting and inclusion in the Financial Analysis processes. Please note that the fact that this information is requested by outside sources such as analysts, investors, and ratings agency in itself is not sufficient to include such a measure.
   b) Clarify whether and how annual and long-term compensation is linked to this performance measure.
   c) Describe specifically why use of this non-GAAP measure is informative to the Investor and clarify why it makes it easier to analyze the Company's underlying business performance, particularly when such measure may not be comparable with other companies that also defer such revenue.
   d) Clarify your statement that the non-GAAP performance measure will "provide a reasonably reliable indication of the timing of the sales of our products."

Results of Operations, page 35

Cost of Revenues, page 35

60. Please expand your discussion to include an analysis of all cost of revenue components attributable to the revenue components presented on the Consolidated Statements Of Operations on page F-4.

Liquidity and Capital Resources, page 42

61. To the extent practicable, please provide an estimate of the significant research and development and patent litigation expenses that you expect to incur over the next twelve months.

Outstanding Debt Obligations, page 44

62. Please describe the anticipated effect, if any, that the recent financial difficulties of Wachovia Bank and its pending acquisition by Wells Fargo may have on the Company's ability to draw down on its credit facility.

Commitments and Contractual Obligations, page 46

63. Please revise your contractual obligation table to include interest to be paid related to your Credit Facilities and Long-term Debt because it does not appear that you included the interest obligations in this table.

64. Please explain the facts and circumstances concerning the unpaid invoices described on page F-7. Clarify that these amounts have been accrued or explain why no accrual is required.

65. Please explain why the $12 million of open purchase orders, described on page F-57, should not be included in the Contractual Obligations Table.

Item 6. Executive Compensation, page 57

Compensation Discussion and Analysis, page 57

66. Please revise the discussion of your executive compensation program to clarify how the compensation committee arrived at the particular levels and forms of compensation that they chose to award to the named executive officers. Our comment is not designed to elicit additional disclosure about the Company's overriding executive compensation philosophy or the mechanics of the Board's decisions. Rather, we are interested in your articulation of the connection between these objectives and decision-making processes to the actual decisions made with respect to compensation awards. In other words, you should focus on the specific awards made and relate these awards back to the objectives and philosophies of the Company's compensation program, showing how, for example, particular increases in base salary and awards of non-equity incentive compensation are consistent with the overarching philosophy and the performance goals set by the board. For further guidance, refer to the staff's report "Staff Observations in the Review of Executive Compensation Disclosure," available on the SEC's website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

67. We note your mention on page 63 of the revenue-based and profit-based goals that comprised the Company' 2007 corporate performance goals against which the named executive officers were measured. You disclose that the Company used non-GAAP financial measures for this purpose, but do not provide any more specific information about these performance targets. Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels with respect to specific

quantitative or qualitative performance-related factors considered by a company's board. However, if a registrant relies on this instruction to exclude disclosure of specific targets, it must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve this undisclosed target. Accordingly, please either revise your CD&A to provide specific disclosure of the revenue-based and profit-based goals considered by the Compensation Committee or, in the alternative, provide a discussion of the relative difficulty involved in attaining the target.

Role of Compensation Consultants, page 58

68. We note the discussion concerning the role played by Radford Surveys in assisting the Compensation Committee with its evaluation of the Company's executive compensation program. Please clarify the parameters for selecting the 500 companies operating in the life sciences industry used by Radford as a baseline. Specifically, what criteria were used to determine that the companies were within the "life sciences" industry and was the selection of such companies made irrespective of company size, trading activity, etc.?

Annual Cash Incentive Goals, page 61

69. We note the examples of individual performance goals provided on page 63. Please revise to clarify for each individual which goals were met, which goals were not met and how this information was used to determine each officer's bonus. Additionally, revise the discussion to more specifically describe the goal. For example, quantify the revenue and performance targets, quantify the specified number of ANDAs, etc.

Consolidated Financial Statements, page F-1

Consolidated Statements Of Operations, page F-4

Revenues

70. Please tell us why your revenue recognition method is in accordance with EITF 99-19. Explain why you believe you are the primary obligor in each of your revenue recognition streams.

Cost of Revenues

71. Please disaggregate this line item to present costs associated with each revenue line item.

72. Please tell us the GAAP basis for deferring the reimbursable manufacturing costs and recognizing them over the life of the agreement. Cite any applicable literature that supports your accounting treatment.

Notes to Consolidated Financial Statements, page F-8

2. Summary of Significant Accounting Policies, page F-9

13. Alliance Agreements, page F-36

    73. Please tell us why you believe your modified proportional performance method is an appropriate revenue recognition model. In this regard, please address the following:

        a) Cite the applicable GAAP references which support your accounting treatment.

        b) Confirm to us that all elements of the revenue arrangements are being recognized under the modified proportional performance method for the alliance agreements.

        c) Please revise your disclosure to include a description for each alliance agreement of all your significant rights and obligations, the performance period, and the contractual cash flows as stipulated within each agreement.

        d) Outline the chronological deliverables of both parties as the arrangement progresses.

Supply & Distribution Agreement with DAVA Pharmaceuticals, page F-46

    74. Please clarify why it was appropriate to reduce your estimate of the agreement period to 27 months from 10 years when the agreement runs until November 3, 2015. We note that you are able to re-enter the market in 2013, when the Purdue patents expire and under certain circumstances you may enter the market prior to that time. Since you previously had competition, it is unclear to us why the opening of the market to others would make you revise your estimated period of the agreement and recognize $73,226,000 in income in 2007.

    75. Include a robust discussion of the effect this transaction has on your Results of Operations for each year presented in your MD&A.

*   *   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jim Peklenk at (202) 551-3661 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan at (202) 551-3623 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michael Joseph, Esq.
       Blank Rome LLP
       600 New Hampshire Avenue, NW
       Washington, DC 20037